APPENDIX

Fund	Effective Date
OnTrack Core Fund	1-15-2013
The Gold Bullion Strategy Fund	5-14-2013
The Gold Bullion Strategy Portfolio	7-29-2013
Quantified Managed Bond Fund	8-1-2013
Quantified All-Cap Equity Fund	8-1-2013
Quantified Market Leaders Fund	8-1-2013
Quantified Alternative Investment Fund	8-1-2013
Spectrum Low Volatility Fund	12-1-2013